FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Blocklisting Application

Application has been made to the Financial Conduct Authority and the London Stock Exchange Plc for a total of 250,000 Ordinary shares of 25p each (shares) to be admitted to the Official List. Admission of the shares is expected to be on 25 July 2014.

These shares are being reserved under a block listing and will be issued as a result of the award of shares pursuant to the following scheme:

Scheme	Shares
GlaxoSmithKline plc Sharesave plan 2012	250,000

When issued, these shares will rank pari passu with the existing ordinary shares.

V A Whyte
Company Secretary

24 July 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 24, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc